Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

NEWS RELEASE

Visa Files Registration Statement Related to Restructuring

SAN FRANCISCO, June 22, 2007 – Visa Inc. today filed a registration statement with the United States Securities and Exchange Commission (SEC) related to the series of transactions for the planned combination of Visa Canada, Visa International and Visa USA into a single private stock company, Visa Inc. Visa Europe will remain a membership association and will become a licensee of, and own a minority interest in, Visa Inc.

The registration statement describes these transactions and provides details about the terms of Visa Inc.’s future relationship with Visa Europe as a licensee. The proposed restructuring is intended to facilitate an initial public offering of shares in Visa Inc.

Under this proposed structure, Visa Europe will remain a separate entity focused on meeting the unique needs of its customers in the European market. At the same time, the Visa enterprise expects to work seamlessly, enhancing interoperability, reliability and security for Visa members, customers, cardholders and merchants around the world.

Once the SEC has completed its review and declared the registration statement effective, Visa will undertake a global process to secure member approval of the restructuring.

This press release is not an offer to sell, nor a solicitation of an offer to buy, any securities. Any offer will be made only by means of a prospectus contained in a registration statement that will be filed with the U.S. Securities and Exchange Commission.

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About Visa: Visa operates the world’s largest retail electronic payments network providing processing services and payment product platforms. This includes consumer credit, debit, prepaid and commercial payments, which are offered under the Visa, Visa Electron, Interlink and PLUS brands. Visa enjoys unsurpassed acceptance around the world and Visa/PLUS is one of the world’s largest global ATM networks, offering cash access in local currency in more than 170 countries.

For more information, visit www.corporate.visa.com.

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Additional Information and Where You Can Find It:

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the registration statement, the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety when they become available because they will contain important information about the proposed restructuring. The definitive proxy statement-prospectus will be mailed to voting members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from Visa Inc., Investor Relations, at P.O. Box 8999, San Francisco, California 94128-8999.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements may be identified by the use of words such as “will,” “believes,” “anticipates,” “intends,” “estimates,” “expects,” “projects,” “plans” or similar expressions. Such forward-looking statements include, without limitation, statements about the proposed restructuring and related transactions, strategy, future operations, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur. The forward-looking statements reflect Visa’s current views and assumptions and are subject to risks and uncertainties, which may cause actual and future results and trends to differ materially from the forward-looking statements, including but not limited to ability to obtain approval by Visa’s members for the proposed restructuring and related transactions; the successful completion of the restructuring and related transactions; Visa’s ability to achieve its strategic objectives; the outcome of legal proceedings; uncertainties inherent in operating internationally; and the impact of law and regulations. Many of these factors are beyond Visa’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contact:	Paul Cohen
Office: +1 415 932 2166
pcohen@visa.com

Hadley Wilkins
Office: +1 415 318 4199
Mobile: +1 415 710 7836
hadley.wilkins@fleishman.com

Visa Media Hotline
+1 415 932 2564